Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

October 19, 2018
Via EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549
Attn:  Ms. Ashley Vroman-Lee

Re:	The UBS Funds (the "Trust")
File Nos. 033-47287; 811-06637

Dear Ms. Vroman-Lee:
On behalf of the above-referenced Trust, following are the responses to the Staff's comments conveyed with regard to Post-Effective Amendment No. 133/134 to the Trust's Registration Statement on Form N-1A (the "Amendment"), filed with the U.S. Securities and Exchange Commission (the "SEC") on August 8, 2018 pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended ("1933 Act") to register two new series (each a "Fund" and together the "Funds") of the Trust, UBS Engage For Impact Fund (the "Impact Fund") and UBS Sustainable Development Bank Fund (the "Development Bank Fund").  Each comment is summarized below, followed by the Trust's response to the comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Amendment.
1. Comment.  For both Funds, please provide the expenses in the expense table in the correspondence.
Response.  The expenses are included as Appendix A to this letter.
2. Comment.  For the Impact Fund, please revise the investment strategies so that such strategies are described in plain English, including the bullet points.  The strategy is long and technical and should be summarized and clarified.

Response.  The Trust has included clarifying language in the strategy section, including the bullet points, to better explain the strategy.

3. Comment.  For the Impact Fund, please explain more specifically what environmental, social and governance ("ESG") factors are used.  If a third party is used for screening, please disclose.  The factors should be disclosed and cannot rely solely on the Advisor's judgment.
Response.  As stated in the "Management process" section of the prospectus, the Advisor seeks companies whose products and services can create measurable, verifiable impact within specific ESG impact categories (such as climate change, air pollution, clean water and water scarcity, treatment of disease and food security and others) that are aligned with the United Nations Sustainable Development Goals.  The "Management process" section of the prospectus also states that as part of its negative screening process, the Advisor excludes companies with more than 5% of sales in alcohol, tobacco, defense, nuclear, gambling and pornography. Also, as stated in the prospectus, the Advisor has developed its impact measurement methodologies in partnership with academics from the fields of earth science and public health science.
4. Comment.  Please include in the "Fund Summary" what "impact" means in the Impact Fund name.
Response.  In the "Management process" section of the "Fund Summary," the Impact Fund has included the following at the beginning of the first paragraph:
The Advisor seeks to invest in companies that the Advisor believes are attractively valued, that integrate sustainability factors into the business model to build a competitive advantage, whose products and services can create meaningful, intentional, verifiable and measurable impact on the society and the environment; and which have a clearly identified potential for additional positive impact that the Advisor intends to drive through engagement with the companies.

5. Comment.  If the Impact Fund invests in other invest companies include "AFFE" in the "Expense Table."
Response.  The Impact Fund does not expect the estimated fees and expenses for the current fiscal year incurred directly or indirectly by the Impact Fund as a result of investment in shares of one or more acquired funds to exceed one basis point of average net assets of the Impact Fund.

6. Comment.  Please include the following additional risks for the Impact Fund:  "Investing in other funds risks," "geographic concentration risk" and "dividend paying securities risk".
Response.  The Trust has added "Geographic concentration risk" to the prospectus.  The Trust believes that "Investing in other funds risks" is disclosed in the "Investing in ETFs risk," as ETFs are the type of investment company in which the Impact Fund is most likely to invest. The Trust does not believe that the Impact Fund is particularly susceptible to "dividend paying securities risk" because the Impact Fund does not limit its investment in equity securities to only dividend paying stocks.
7. Comment.  For the Impact Fund, please explain what is meant by "engagement with portfolio companies" and explain fully.  If the portfolio companies will be working for the Advisor, will the portfolio companies be affiliated with the Advisor?
Response.  The Impact Fund has included two full paragraphs in the "Management process" section of the prospectus describing how it engages the companies in which it invests by ongoing dialogue with company management to improve a company's ESG impact and continuous monitoring of a company's ESG impact over time.  The Advisor engages the companies as an investor and neither the Advisor nor the Impact Fund is working for the portfolio companies.
8. Comment.  For the Impact Fund, please add the risk of investing in Global, European and American Depositary Receipts.
Response.  The Trust believes that the risk of investing in these instruments is covered by the disclosure in the Impact Fund's "Foreign investing risk."
9. Comment.  Please confirm that the portfolio managers listed in the summary section of the prospectus for each Fund are primarily and jointly responsible for day-to day management of the Fund.
Response.  The portfolio managers listed in the summary section of the prospectus for each Fund are primarily and jointly responsible for day-to day management of the Fund.
10. Comment.  For the Development Bank Bond Fund, which includes the term "sustainable" in its name, please revise the 80% policy for the Fund to indicate that 80% of the Fund's net assets will be invested in securities of "environmentally friendly or ESG issuers" pursuant to Rule 35d-1 under the 1940 Act.

Response.  The Development Bank Bond Fund does not include the term "ESG" but does include the term "sustainable" in its name.  The Trust respectfully declines to add "sustainable" to the Fund's  80% policy, because such adjective is a strategy of the Fund, rather than a type of investment.  The Trust notes that Rule 35d-1 requires that a fund with a name that suggests that the fund focuses its investments in a particular type of investment or industry adopt a policy to invest, under normal circumstances, at least 80% of its net assets in the particular type of investment or industry suggested by the fund's name. However, the SEC Staff stated in the releases proposing and adopting Rule 35d-1 that the rule does not apply to a fund name that connotes a type of investment strategy. The Registrant notes that the term "sustainable" in a Fund's name refers to the Fund's  investment strategy, pursuant to which the Advisor employs its sustainability strategy.

While the sustainable strategy is not included in the 80% policy, the Trust is cognizant that pursuant to Section 35(d) of the 1940 Act a fund's name may not be materially deceptive or misleading and plans to utilize its sustainability strategy accordingly.  The Trust notes that the Development Bank Bond Fund has an 80% policy to invest in bonds or instruments that provide exposure to bonds issued by development banks.  As described in the prospectus, development banks are formed by their member states with the objective to provide financial and technical assistance to improve overall living standards through sustainable economic development and growth.  Therefore, the Fund believes that its policy with respect to investment in development bank bonds is a sustainable investment strategy and that the Fund's name is not materially misleading.
11. Comment.  Please explain what is meant by stratified sampling approach.
Response.  Stratified sampling approach means that the Advisor will invest in a representative cross-section of the investment universe rather than every security in the investment universe.
12. Comment.  The Development Bank Bond Fund's disclosure states that the fixed income securities in which it invests may have all types of interest rate payment and reset terms.  If the Fund is talking about duration, give a definition of duration.
Response.  The Development Bank Bond Fund does not have a stated policy with respect to portfolio duration and, therefore, a definition of duration is not required.
13. Comment.  For the Development Bank Bond Fund, please state the specific risks related to derivatives in the fixed income market.
Response.  The Development Bank Bond Fund believes that the current disclosure in "Derivatives risk" is currently sufficient to describe the risks associated with the limited types of derivatives the Fund expects to utilize.

14. Comment.  For the Development Bank Bond Fund, please state that the Fund may engage in frequent trading in the strategy section if the Fund expects to have high portfolio turnover.
Response.  The Fund has included a sentence regarding active trading in the strategy section.
15. Comment.  Please consider further summarizing the summary section of the prospectus for each Fund.
Response.  The Trust believes that the current summary section strikes the correct balance of adequately disclosing the principal strategies and risks of each Fund and including more detailed information in the Item 9 disclosure and the SAI.
16. Comment.  Please confirm that Appendix A of the prospectus is available on the Trust's website.
Response.  The Trust confirms that Appendix A is included with the prospectus on the Trust's website.
Please do not hesitate to contact me at (215) 564-8048, if you have any questions or wish to discuss any of the responses presented above.
Very truly yours,

/s/ Jana L. Cresswell
Jana L. Cresswell

Appendix A

Annual Operating Expenses

UBS Engage For Impact Fund	A	P
Management Fees	0.75%	0.75%
Distribution and/or service (12b-1) fees	0.25	None
Other expenses[2]	0.44	0.44
Total annual fund operating expenses	1.44	1.19
Less management fee waiver/expense reimbursements[3]	0.34	0.34
Total annual fund operating expenses after management fee waiver/expense reimbursements[3]	1.10	0.85
2 "Other expenses" are based on estimates for the current fiscal year.
3 The Trust, with respect to the Fund, and UBS Asset Management (Americas) Inc., the Fund's investment advisor and administrator ("UBS AM (Americas)" or the "Advisor"), have entered into a written agreement pursuant to which the Advisor has agreed to waive a portion of its management fees and/or to reimburse expenses (excluding expenses incurred through investment in other investment companies, interest, taxes, brokerage commissions and extraordinary expenses) to the extent necessary so that the Fund's ordinary operating expenses (excluding expenses incurred through investment in other investment companies, interest, taxes, brokerage commissions and extraordinary expenses), through the period ending October 29, 2019, do not exceed 1.10% for Class A shares and 0.85% for Class P shares. Pursuant to the written agreement, the Advisor is entitled to be reimbursed for any fees it waives and expenses it reimburses to the extent such reimbursement can be made during the three years following the date on which such fee waivers and expense reimbursements were made, provided that the reimbursement of the Advisor by the Fund will not cause the Fund to exceed the lesser of any applicable expense limit that is in place for the Fund (i) at the time of the waiver or reimbursement or (ii) at the time of the recoupment. The fee waiver/expense reimbursement agreement may be terminated by the Fund's Board of Trustees at any time and also will terminate automatically upon the expiration or termination of the Fund's advisory contract with the Advisor. Upon termination of the fee waiver/expense reimbursement agreement, however, UBS AM (Americas)'s three year recoupment rights will survive.

UBS Sustainable Development Bank Bond Fund	A	P
Management Fees	0.15%	0.15%
Distribution and/or service (12b-1) fees	0.10	None
Other expenses[2]	0.48	0.48
Total annual fund operating expenses	0.73	0.63
Less management fee waiver/expense reimbursements[3]	0.38	0.38
Total annual fund operating expenses after management fee waiver/expense reimbursements[3]	0.35	0.25

2 "Other expenses" are based on estimates for the current fiscal year.
3 The Trust, with respect to the Fund, and UBS Asset Management (Americas) Inc., the Fund's investment advisor and administrator ("UBS AM (Americas)" or the "Advisor"), have entered into a written agreement pursuant to which the Advisor has agreed to waive a portion of its management fees and/or to reimburse expenses (excluding expenses incurred through investment in other investment companies, interest, taxes, brokerage commissions and extraordinary expenses) to the extent necessary so that the Fund's ordinary operating expenses (excluding expenses incurred through investment in other investment companies, interest, taxes, brokerage commissions and extraordinary expenses), through the period ending October 29, 2019, do not exceed 0.35% for Class A shares and 0.25% for Class P shares. Pursuant to the written agreement, the Advisor is entitled to be reimbursed for any fees it waives and expenses it reimburses to the extent such reimbursement can be made during the three years following the date on which such fee waivers and expense reimbursements were made, provided that the reimbursement of the Advisor by the Fund will not cause the Fund to exceed the lesser of any applicable expense limit that is in place for the Fund (i) at the time of the waiver or reimbursement or (ii) at the time of the recoupment. The fee waiver/expense reimbursement agreement may be terminated by the Fund's Board of Trustees at any time and also will terminate automatically upon the expiration or termination of the Fund's advisory contract with the Advisor. Upon termination of the fee waiver/expense reimbursement agreement, however, UBS AM (Americas)'s three year recoupment rights will survive.

UBS Sustainable Development Bank Bond Fund	P2
Management Fees	0.15%
Distribution and/or service (12b-1) fees	None
Other expenses[1]	0.48
Total annual fund operating expenses	0.63
Less management fee waiver/expense reimbursements[2]	0.48
Total annual fund operating expenses after management fee waiver/expense reimbursements[2]	0.15
1 "Other expenses" are based on estimates for the current fiscal year.
2 The Trust, with respect to the Fund, and UBS Asset Management (Americas) Inc., the Fund's investment advisor and administrator ("UBS AM (Americas)" or the "Advisor"), have entered into a written agreement pursuant to which the Advisor has agreed to waive its management fees and administration fees, and to reimburse expenses (excluding expenses incurred through investment in other investment companies, interest, taxes, brokerage commissions and extraordinary expenses) to the extent necessary so that the Fund's ordinary operating expenses (excluding expenses incurred through investment in other investment companies, interest, taxes, brokerage commissions and extraordinary expenses) through the period ending October 29, 2019 do not exceed 0.15%. Pursuant to the expense limitation agreement, the Advisor is entitled to be reimbursed for any expenses it reimburses to the extent such reimbursement can be made during the three years following the date on which such expense reimbursements were made, provided that the reimbursement of the Advisor by the Fund will not cause the Fund to exceed the lesser of any applicable expense limit that is in place for the Fund (i) at the time of the reimbursement or (ii) at the time of the recoupment. The expense limitation agreement may be terminated by the Fund's Board of Trustees at any time and also will terminate automatically upon the expiration or termination of the Fund's advisory contract with the Advisor. Upon termination of the expense limitation agreement, however, the Advisor's three year recoupment rights will survive.